FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the month of,                     JUNE                              2003
                             --------------------------------        -----------
Commission File Number       001-13718
                             --------------------------------        -----------

                              MDC CORPORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

              45 HAZELTON AVENUE, TORONTO, ONTARIO, CANADA, M5R 2E3
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

            Form 20-F       / /         Form 40-F       /X/

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): / /

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): / /

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes     / /                No     /X/

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-____________

                                 DOCUMENT INDEX

       Document                                           Page No.
       --------                                           --------
          1.       News Release dated June 5, 2003           4
          2.       News Release dated June 12, 2003          8
          3.       News Release dated June 13, 2003          12
          4.       News Release dated June 26, 2003          15

                                                                     DOCUMENT 1

                                  PRESS RELEASE
                              FOR IMMEDIATE RELEASE

FOR:                                          FOR:

MDC CORPORATION INC.                          MAXXCOM INC.
45 HAZELTON AVENUE                            45 HAZELTON AVENUE
TORONTO, ONTARIO M5R 2E3                      TORONTO, ONTARIO M5R 2E3

CONTACTS:                                     CONTACTS:

Miles S. Nadal                                Harold Reiter
Chairman, President & CEO                     President & CEO
416-960-9000 ex. 223                          416-960-6090 ex. 242

Peter M. Lewis                                Robert E. Dickson
Executive Vice President & CFO                Executive VP,Corporate Development
416-960-9000 ex. 272                          416-960-6090 ex. 528

Graham L. Rosenberg                           Glenn W. Gibson
Executive Vice President                      Executive Vice President & CFO
416-960-9000 ex. 239                          416-960-6090 ex. 224

TSX STOCK SYMBOL:     MDZ.A                   TSX STOCK SYMBOL:  MXX
NASDAQ STOCK SYMBOL:  MDCA                    WEBSITE: www.maxxcominc.com
WEBSITE: www.mdccorp.com                               ------------------
         ---------------

            MDC CORPORATION AND MAXXCOM REACH AGREEMENT IN PRINCIPLE
                  FOR MDC TO BUY THE MINORITY SHARES OF MAXXCOM
                            ON A SHARE EXCHANGE BASIS

             MAXXCOM'S INDEPENDENT COMMITTEE RECOMMENDS TRANSACTION

TORONTO, ONTARIO (JUNE 5, 2003) - MDC Corporation Inc. of Toronto ("MDC") and Maxxcom Inc. ("Maxxcom") today announced that they have reached an agreement in principle under which MDC will acquire all of the outstanding common shares of Maxxcom not already owned by MDC in exchange for Class A subordinate voting shares of MDC. Currently, MDC owns approximately 36.1 million Maxxcom common shares or approximately 74% of the outstanding Maxxcom common shares. Maxxcom currently has approximately 49.1 million common shares outstanding, with minority shareholders owning approximately 13 million shares. The terms of the agreement in principle were negotiated between MDC and an Independent Committee of Maxxcom's Board of Directors established to consider and respond to a proposal made by MDC to take Maxxcom private. The agreement in principle is subject to negotiation of a definitive agreement between MDC and Maxxcom.

Under the transaction, Maxxcom shareholders (other than MDC) will receive a number of Class A subordinate voting shares of MDC based on the "MDC Share Value", being the volume weighted average trading price of the outstanding MDC Class A subordinate voting shares on the Toronto Stock Exchange for the 20 trading days ending on the trading day preceding the date of a special meeting of Maxxcom shareholders to be held to consider the transaction, as follows:

- if the MDC Share Value is above $10.18, Maxxcom shareholders will receive 1 MDC Class A subordinate voting share for every 5.5 Maxxcom shares they own
- if the MDC Share Value is at or above $9.25 up to and including $10.18, Maxxcom shareholders will receive a number of MDC Class A subordinate voting shares representing $1.85 for every Maxxcom share they own
- if the MDC Share Value is below $9.25, Maxxcom shareholders will receive 1 MDC Class A subordinate voting share for every 5 Maxxcom shares they own

At $1.85 per share, the transaction represents a premium of 41% to the volume weighted average trading price of the common shares of Maxxcom on the Toronto Stock Exchange for the 20 trading days ended June 4, 2003 of $1.31.

The transaction will proceed by way of a plan of arrangement that must be approved by court order and two-thirds of the votes cast at a special meeting of Maxxcom shareholders. Under applicable rules of the Ontario and Quebec securities commissions, the transaction must be also be approved by a majority of votes cast by Maxxcom shareholders, other than MDC and certain shareholders related to MDC. Completion of the transaction will be conditional upon, among other things, obtaining the requisite court, shareholder and regulatory approvals. Upon completion of the transaction, Maxxcom will become a wholly-owned subsidiary of MDC. There can be no assurance that the transaction will be completed.

"MDC's future lies with marketing services. We are going back to our roots but as a much larger and stronger entity with excellent assets and a strong financial position. The marketing services sector is beginning to show signs of renewed activity and we are excited about the tremendous opportunities presenting themselves. With the closing of the initial public offering of the Custom Direct Income Fund, MDC now has the financial resources necessary to support a growth strategy designed to capitalize on the significant opportunities in marketing services through accelerated internal growth and selective acquisitions," said Miles S. Nadal, Chairman, President and Chief Executive Officer of MDC. "Today Maxxcom is the eighteenth largest marketing services firm in the world. We believe the company, with the benefit of direct involvement from MDC, is uniquely positioned to achieve our goal of being a top 10 firm globally within the next five years," added Nadal.

"We believe that this proposal represents a significant opportunity for Maxxcom shareholders who will continue to participate in Maxxcom through MDC. This transaction will allow Maxxcom's management team to spend its time focussing on building the business and will free Maxxcom from the increasing costs of maintaining its public status. Maxxcom shareholders will also benefit from the increased liquidity of the MDC shares," said Nadal.

The special meeting of Maxxcom shareholders will be held in Toronto, Ontario within 60 days. The transaction is expected to be completed no later than August 29, 2003. Further information concerning the transaction will be contained in the meeting materials to be mailed to Maxxcom shareholders.

ABOUT MDC CORPORATION INC. ("MDC")

MDC is a publicly traded international business services organization with operating units in Canada, the United States, United Kingdom and Australia. MDC provides marketing communication services, through Maxxcom, and offers security sensitive transaction products and services in four primary areas: personalized transaction products such as personal and business cheques; electronic transaction products such as credit, debit, telephone & smart cards; secure ticketing products, such as airline, transit and event tickets, and stamps, both postal and excise. MDC Class A subordinate voting shares are traded on the Toronto Stock Exchange under the symbol MDZ.A and on the NASDAQ National Market under the symbol MDCA.

ABOUT MAXXCOM INC. ("MAXXCOM")

Maxxcom, a subsidiary of MDC, is a multi-national business services company with operating units in Canada, the United States and the United Kingdom. Maxxcom is built around entrepreneurial partner firms that provide a comprehensive range of communications services to clients in North America and the United Kingdom. Services include advertising, direct marketing, database management, sales promotion, corporate communications, marketing research, corporate identity and branding, and interactive marketing. Maxxcom common shares are traded on the Toronto Stock Exchange under the symbol MXX.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, financial performance for MDC and Maxxcom; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the MDC's Form 40-F for its fiscal year ended December 31, 2001 and subsequent SEC filings.

                                                                      DOCUMENT 2

                              FOR IMMEDIATE RELEASE

FOR:      MDC Corporation Inc.
          45 Hazelton Avenue
          Toronto, Ontario M5R 2E3

CONTACTS:

MILES S. NADAL            PETER M. LEWIS                GRAHAM L. ROSENBERG
Chairman, President and   Executive Vice-President      Executive Vice-President
Chief Executive Officer   and Chief Financial Officer   MDC Corporation Inc.
MDC Corporation Inc.      MDC Corporation Inc.          Tel: (416) 960-9000
Tel: (416) 960-9000       Tel: (416) 960-9000           ext. 239
ext. 223                  ext. 272

TSX STOCK SYMBOL:      MDZ.A
NASDAQ STOCK SYMBOL:   MDCA
WEBSITE:               www.mdccorp.com
                       ---------------

- and -

FOR:      Custom Direct Income Fund
          79 Wellington Street West
          Suite 3000, TD Centre
          Maritime Life Tower
          Toronto, Ontario M5K 1N2

CONTACTS:

JOHN C. BROWNING                        BRIAN D. BRIGGS
President and Chief Executive Officer   Chief Financial Officer
Custom Direct, Inc.                     Custom Direct, Inc.
Tel: (410) 679-3300 ext. 2202           Tel: (410) 679-3300 ext. 2262

TSX STOCK SYMBOL:      CDI.UN
WEBSITE:               www.cdifund.com
                       ---------------

                              MDC CORPORATION INC.
                            CUSTOM DIRECT INCOME FUND

         UNDERWRITING SYNDICATE PLANS TO EXERCISE OVER-ALLOTMENT OPTION
            TO PURCHASE 1,650,000 UNITS OF CUSTOM DIRECT INCOME FUND
                 FOR ADDITIONAL GROSS PROCEEDS OF $16.5 MILLION

    TOTAL GROSS PROCEEDS TO MDC FROM INITIAL PUBLIC OFFERING INCLUDING CREDIT
                       FACILITIES TO TOTAL $178.5 MILLION

          TORONTO - June 12, 2003 - MDC Corporation Inc. ("MDC") and Custom Direct Income Fund (the "Fund") announced today that the underwriters plan to exercise their over-allotment option to purchase 1,650,000 units of the Fund, raising additional gross proceeds of $16.5 million.

          The closing will result in total gross proceeds from the Fund's initial public offering of $126.5 million. The gross proceeds of the offering and the term loan portion of Custom Direct's credit facility (before commissions, fees and expenses) will total $178.5 million and will be paid (net of commissions, fees and expenses) to MDC, directly and through a subsidiary, for the 80% interest in Custom Direct.

          Subsequent to the exercise of the over-allotment option, MDC will own 19.0% of the Fund (or 2,963,804 units) and a 20% subordinated interest in the business (which it has agreed not to sell until after December 31, 2003) for a fully diluted interest in the Fund of 35.2%.

          The over-allotment closing is expected to occur on or before June 16, 2003.

          The offering has been underwritten by a syndicate led by CIBC World Markets Inc. and TD Securities Inc., which includes Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc. and Griffiths McBurney & Partners.

          The Fund units have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

          "We are delighted with the market's strong response to this offering. The exercise of the over-allotment option provides MDC with further financial resources required to execute its recently announced plan of capitalizing on the tremendous opportunities presenting themselves in the marketing services sector." said Miles S. Nadal, Chairman, President and Chief Executive Officer of MDC.

ABOUT CUSTOM DIRECT

          Based in Maryland and Arkansas, Custom Direct has been selling cheques and cheque related accessories across the United States since 1992 and offers the industry's widest selection of product designs. Custom Direct is the second largest participant in the direct-to-consumer segment of the U.S. cheque industry with sales and EBITDA for the year ending December 31, 2002 of approximately US$103 million and US$20 million respectively.

ABOUT MDC CORPORATION INC.

          MDC is a publicly traded international business services organization with operating units in Canada, the United States, United Kingdom and Australia. MDC provides marketing communication services, through Maxxcom Inc., and offers security sensitive transaction products and services in four primary areas: personalized transaction products such as personal and business cheques; electronic transaction products such as credit, debit, telephone & smart cards; secure ticketing products, such as airline, transit and event tickets; and stamps, both postal and excise.

ABOUT MAXXCOM INC.

          Maxxcom, a subsidiary of MDC, is a multi-national business services company with operating units in Canada, the United States and the United Kingdom. Maxxcom is built around entrepreneurial partner firms that provide a comprehensive range of communications services to clients in North America and the United Kingdom. Services include advertising, direct marketing, database management, sales promotion, corporate communications, marketing research, corporate identity and branding, and interactive marketing. Maxxcom Shares are traded on the Toronto Stock Exchange under the symbol MXX.

                                                                      DOCUMENT 3

                      [MDC CORPORATION INC. - LOGO OMITTED]

                              FOR IMMEDIATE RELEASE

FOR:    MDC Corporation Inc.
        45 Hazelton Avenue
        Toronto, Ontario M5R 2E3

CONTACTS:

MILES S. NADAL                     PETER M. LEWIS                      WALTER CAMPBELL
Chairman, President and            Executive Vice-President            Senior Vice-President, Finance
Chief Executive Officer            and Chief Financial Officer         MDC Corporation Inc.
MDC Corporation Inc.               MDC Corporation Inc.                Tel: (416) 960-9000 ext. 336
Tel: (416) 960-9000 ext. 223       Tel: (416) 960-9000 ext. 272

TSX STOCK SYMBOL:             MDZ.A
NASDAQ STOCK SYMBOL:          MDCA
WEBSITE:                      www.mdccorp.com
                              ---------------

                    MDC ANNOUNCES NORMAL COURSE ISSUER BID OF
                            7% CONVERTIBLE DEBENTURES

            THE COMPANY TO ACQUIRE UP TO $4,996,700 PRINCIPAL AMOUNT

June 13, 2003, TORONTO, Ontario: MDC Corporation Inc. ("MDC") of Toronto announced today that The Toronto Stock Exchange (the "Exchange") has accepted a notice filed by MDC of its intention to make a normal course issuer bid to acquire up to $4,996,700 principal amount of the 7% Subordinated Unsecured Convertible Debentures (the "Debentures"), representing approximately 10% of the public float of its issued Debentures through the facilities of the Exchange. Purchases under the issuer bid may commence on June 17, 2003, and will end no later than June 16, 2004. Currently, MDC has $50,000,000 principal amount of Debentures outstanding.

The Board believes that MDC's Debentures are an excellent investment for MDC, particularly at recent trading levels. This initiative demonstrates MDC's confidence in its growth strategies and its ongoing commitment to enhance shareholder value. Any Debentures repurchased will be cancelled.

MDC has not purchased any of its Debentures within the twelve months preceding the date of the notice.

ABOUT MDC CORPORATION INC.

MDC is a publicly traded international business services organization with operating units in Canada, the United States, United Kingdom and Australia. MDC provides marketing communication services, through Maxxcom, and offers security sensitive transaction products and services in four primary areas: personalized transaction products such as personal and business cheques; electronic transaction products such as credit, debit, telephone & smart cards; secure ticketing products, such as airline, transit and event tickets, and stamps, both postal and excise. MDC shares are traded on the Toronto Stock Exchange under the symbol MDZ.A and on NASDAQ National Market under the symbol MDCA.

ABOUT MAXXCOM INC. ("MAXXCOM")

Maxxcom, a subsidiary of MDC, is a multi-national business services company with operating units in Canada, the United States and the United Kingdom. Maxxcom is built around entrepreneurial partner firms that provide a comprehensive range of communications services to clients in North America and the United Kingdom. Services include advertising, direct marketing, database management, sales promotion, corporate communications, marketing research, corporate identity and branding, and interactive marketing. Maxxcom shares are traded on the Toronto Stock Exchange under the symbol MXX.

                                                                      DOCUMENT 4

                      [MDC CORPORATION INC. - LOGO OMITTED]


                                  PRESS RELEASE
                              FOR IMMEDIATE RELEASE

FOR:                         CONTACTS:
MDC CORPORATION INC.         Miles S. Nadal                Peter M. Lewis               Graham L. Rosenberg
45 HAZELTON AVENUE           Chairman, President & CEO     Executive Vice President     Executive Vice President
TORONTO, ONTARIO M5R 2E3     416-960-9000 ex. 223          & CFO                        416-960-9000 ex. 239
                                                           416-960-9000 ex. 272

TSX STOCK SYMBOL: MDZ.A
NASDAQ STOCK SYMBOL: MDCA
WEBSITE: www.mdccorp.com

FOR:                         CONTACTS:
MAXXCOM INC.                 Harold Reiter                 Robert E. Dickson            Glenn W. Gibson
45 HAZELTON AVENUE           President & CEO               Executive Vice President,    Executive Vice President
TORONTO, ONTARIO M5R 2E3     416-960-6090 ex. 242          Corporate Development        & CFO
                                                           416-960-6090 ex. 528         416-960-6090 ex. 224

TSX STOCK SYMBOL: MXX
WEBSITE: www.maxxcominc.com

            MDC CORPORATION AND MAXXCOM ANNOUNCE DEFINITIVE AGREEMENT
                      TO BUY THE MINORITY SHARES OF MAXXCOM

TORONTO, ONTARIO - JUNE 26, 2003 - MDC Corporation Inc. of Toronto ("MDC") and Maxxcom Inc. ("Maxxcom") today announced that they have entered into a definitive agreement under which MDC will acquire by way of plan of arrangement all of the issued and outstanding shares of Maxxcom not already owned by MDC in exchange for Class A subordinate voting shares of MDC ("MDC Class A Shares"). The Board of Directors of Maxxcom, based on a recommendation of its Independent Committee, has unanimously determined that the transaction is in the best interests of Maxxcom and is fair to shareholders of Maxxcom other than MDC (the "Maxxcom Minority Shareholders"), and recommends to Maxxcom shareholders that they vote in favour of the transaction.

Subsequent to the announcement by MDC and Maxxcom on June 5, 2003 of their agreement in principle respecting the proposed transaction, MDC and its advisors had discussions with certain investment managers administering funds holding Maxxcom Common Shares concerning the transaction. As a result of these discussions, MDC agreed with Maxxcom to increase the number of MDC Class A Shares to be offered to Maxxcom Minority Shareholders on the basis set out below.

Pursuant to the revised terms of the arrangement, Maxxcom Minority Shareholders will receive a number of MDC Class A Shares based on the "MDC Share Value", being the volume weighted average trading price of the outstanding MDC Class A Shares on the Toronto Stock Exchange for the 20 trading day period ending on the second trading day preceding the date of the meeting of Maxxcom shareholders to be held to consider the transaction, calculated as follows:

     - if the MDC Share Value is greater than $9.71, Maxxcom shareholders will receive 1 MDC Class A Share for every 5.25 Maxxcom shares they own;

     - if the MDC Share Value is equal to or greater than $9.25 and equal to or less than $9.71, Maxxcom shareholders will receive a number of MDC Class A Shares equal to $1.85 divided by the MDC Share Value for every Maxxcom share they own; and

     - if the MDC Share Value is less than $9.25, Maxxcom shareholders will receive 1 MDC Class A Share for every 5 Maxxcom shares they own.

The Maxxcom Independent Committee was formed to review and assess the plan of arrangement and make a recommendation to the Board of Directors of Maxxcom as to whether the transaction should be recommended to Maxxcom Minority Shareholders. The Independent Committee retained BMO Nesbitt Burns Inc. to provide Maxxcom with a valuation of the Maxxcom Common Shares and a fairness opinion. BMO Nesbitt Burns Inc. determined that, as of June 4, 2003, the value of the Maxxcom Common Shares was within a range of $1.60 to $2.10 per share. BMO Nesbitt Burns has also advised that, in its opinion, as of June 4, 2003, the consideration offered under the arrangement is fair, from a financial point of view, to the Maxxcom Minority Shareholders.

At $1.85 per share, the mid-point of BMO Nesbitt Burns' valuation range, the proposed transaction represents a premium of 41% to the volume weighted average trading price of the common shares of Maxxcom on the Toronto Stock Exchange of $1.31 for the period of 20 trading days prior to the announcement of the proposed transaction on June 5, 2003.

The transaction will be implemented pursuant to a plan of arrangement under the Business Corporations Act (Ontario), and will require the approval of the Ontario Superior Court of Justice and applicable regulatory authorities. A meeting of Maxxcom shareholders to consider, among other matters, the plan of arrangement has been called for July 30, 2003. A management information circular describing the terms of the plan of arrangement and setting out the recommendation and reasons of the Board of Directors of Maxxcom will be mailed to Maxxcom shareholders by no later than July 9, 2003. The closing of the transaction will occur as soon as practicable following receipt of Maxxcom shareholder and other required approvals, expected to be on or about July 31, 2003.

ABOUT MDC CORPORATION INC.

MDC is a publicly traded international business services organization with operating units in Canada, the United States, United Kingdom and Australia. MDC provides marketing communication services, through Maxxcom, and offers security sensitive transaction products and services in three primary areas:

electronic transaction products such as credit, debit, telephone & smart cards; secure ticketing products, such as airline, transit and event tickets, and stamps, both postal and excise. MDC Class A Shares are traded on the Toronto Stock Exchange under the symbol MDZ.A and on the NASDAQ National Market under the symbol MDCA.

ABOUT MAXXCOM INC.

Maxxcom, a subsidiary of MDC, is a multi-national business services company with operating units in Canada, the United States and the United Kingdom. Maxxcom is built around entrepreneurial partner firms that provide a comprehensive range of communications services to clients in North America and the United Kingdom. Services include advertising, direct marketing, database management, sales promotion, corporate communications, marketing research, corporate identity and branding, and interactive marketing. Maxxcom common shares are traded on the Toronto Stock Exchange under the symbol MXX.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, MDC's financial performance; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the MDC's Form 40-F for its fiscal year ended December 31, 2002 and subsequent SEC filings.

                                   SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            MDC CORPORATION INC.
                                         --------------------------------------
                                                    (Registrant)

Date:   July 7, 2003                     By:   /s/ Walter Campbell
      ------------------------              -----------------------------------
                                                    (Signature)
                                              Walter Campbell
                                              Senior Vice President Finance